UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE



							June 30, 2005


Via U.S. mail

Mr. Guy Nissenson
Chief Executive Officer
Xfone, Inc.
c/o Swiftnet Ltd. Britannia House
960 High Road
London, United Kingdom N129RY

	Re:	Xfone, Inc.
		Form 10-KSB, for the fiscal year ended December 31, 2004
      Filed March 31, 2005
		File No. 333-67232

Dear Mr. Nissenson:

      We have reviewed the above filing and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that on page 7 of your 10-KSB you state that you have customers in, among other places, Iran and North Korea. In light of the fact that Iran and North Korea have been identified by the U.S.
State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of your operations in, or contacts with, Iran and North Korea; the materiality to you of any such operations or contacts; and your view as to whether those operations or contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.



      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance